N E W S R E L E A S E

March 11, 2008

BISHA

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) reports that an incident occurred at the Bisha site on 7th March where a project contractor’s Land Cruiser was damaged by ground ordnance, probably a land mine. The driver suffered minor injuries. The Company received immediate support from the local area and national government authorities to provide investigative services to ascertain the cause of the incident. The Company has now been informed that the government has swept the particular area for hazards.

Based on all information available, it has been tentatively concluded that the ordnance was a remnant from the liberation war (concluded in 1992).

The work in progress at the time was excavation of test pits as part of a geotechnical evaluation for the processing plant for the Bisha project, an area that to date has had limited need for access. Work has been stopped in the immediate vicinity of the incident while investigations are carried out. The Company will issue a fuller report after conclusive investigations have been completed.

The Company does not expect this incident to impact on the construction timing for the Bisha Mine.  The longest lead delivery items and hence the critical path limitation for the development of the Bisha Mine are the grinding mills, which have been ordered (Nevsun press release dated 3rd March, 2008).

Forward Looking Statements: The above contains forward-looking statements concerning the Bisha Project, anticipated development, timing, government support and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu08-04.doc	For further information, Contact: Judy Baker (416) 786-7860 or Nevsun (604)623-4700 or 888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com